 SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTOR

WALTHAUSEN SMALL CAP VALUE FUND
A SERIES OF THE
WALTHAUSEN FUNDS

LETTER OF INVESTMENT INTENT

January 14, 2008

To the Board of Trustees of the Walthausen Funds

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the Walthausen Small Cap Value Fund, a series of the Walthausen Funds, in the amount of one hundred thousand dollars ($100,000.00) for ten thousand (10,000) shares at net asset value of ten dollars ($10.00) per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of one hundred thousand dollars ($100,000.00).

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

John B. Walthausen
Dated January 14, 2008
/s/ John B. Walthausen
By: John B. Walthausen